FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of March, 2006

Commission File Number: 001-09531

Telefónica, S.A.

(Translation of registrant's name into English)

Gran Vía, 28

28013 Madrid, Spain

3491-459-3050

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telefónica, S.A.

TABLE OF CONTENTS

Item		Sequential Page Number

1.	Possible merger between Telefonica, S.A. and Telefonica Moviles- Starting of negotiations	3

Telefonica S.A., as provided in article 82 of the Spanish Securities Market Act (Ley del Mercado de Valores), hereby reports the following

SIGNIFICANT EVENT

The Executive Committee of TELEFÓNICA, S.A., at its meeting held today March 17th, 2006, has resolved to ratify the start of negotiations aimed at achieving a possible merger between TELEFÓNICA, S.A. (as acquiring company) and TELEFÓNICA MÓVILES, S.A. (as acquired company), as was announced to the markets yesterday. Today TELEFÓNICA S.A. has issued the relevant invitation to TELEFÓNICA MÓVILES to begin the negotiations.

As was indicated in yesterday's report of significant event, the exchange ratio proposed by TELEFÓNICA, S.A. as basis for negotiations is 4 shares of TELEFÓNICA, S.A. of 1 Euro nominal value each for every 5 shares of TELEFÓNICA MÓVILES, S.A of 0,5 Euro nominal value each. It is likewise repeated that should the transaction proceed in accordance with the proposed terms, the Board of Directors of TELEFÓNICA S.A will propose to its General Shareholders' Meeting an increase of its share capital of a maximum of 261,320,118 shares, deducting, if applicable, the number of shares owned as treasury stock by TELEFÓNICA S.A .

Telefónica likewise reports that the proposed operation will not affect the share buyback programme planned for 2007.

Madrid, March 17th , 2006

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica, S.A.
Date:	March 17th, 2006	By:	/s/ Ramiro Sánchez de Lerín García- Ovies
			Name:	Ramiro Sánchez de Lerín García- Ovies
			Title:	General Secretary and Secretary to the Board of Directors